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Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

              The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. The ratios are calculated by dividing earnings by the fixed charges. For the purposes of computing ratio of earnings to fixed charges, earnings consist of loss before income taxes plus fixed charges. Fixed charges consist of interest charges and that portion of rental payments under operating leases we believe to be representative of interest.

	Year Ended December 31,					Nine Months Ended September 30, 2012
	2007	2008	2009	2010	2011
	(in thousands)
Earnings:
Loss before income taxes	$(159,997)	$(93,643)	$(85,302)	$(83,862)	$(115,344)	$12,782
Add: Fixed charges	379	5,963	6,362	6,320	6,295	4,678

Total Earnings	$(159,618)	$(87,680)	$(78,940)	$(77,542)	$(109,049)	$17,460

Fixed charges:
Interest expense	$93	$5,681	$6,052	$6,044	$6,022	$4,503
Estimated interest component of rent expense	286	282	310	276	273	175

Total fixed charges	$379	$5,963	$6,362	$6,320	$6,295	$4,678

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)	3.73

(1)
For the years ended December 31, 2007, 2008, 2009, 2010, and 2011, earnings available for fixed charges were insufficient to cover fixed charges by $160.0 million, $93.6 million, $85.3 million, $83.9 million, and $115.3 million, respectively.

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  Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges